EXHIBIT 99

                                    Laurie Scarborough
                                    Investor Relations
                                    502/580-1037
                                    July 10, 1996


      HUMANA ANNOUNCES MANAGEMENT CHANGES

     Louisville, KY -- Humana Inc. (NYSE: HUM) announced today the retirement of its president and chief operating officer, Wayne T. Smith, age 50. Mr. Smith also resigned as a member of Humana's Board of Directors.

     Mr. Gregory H. Wolf, Senior Vice President - Sales and Marketing, will succeed Mr. Smith as Chief Operating Officer. Mr. David A. Jones, 64, Chairman of the Board and Chief Executive Officer (CEO) of the company, who had intended to retire as CEO by year end, has been requested by the Board to remain as Chairman and CEO, and has agreed to do so.

     Mr. Wolf joined Humana in October, 1995, as a result of Humana's acquisition of EMPHESYS Financial Group, Inc.
where he served as president and chief operating officer.

     Headquartered in Louisville, Kentucky, Humana provides managed health care services to 3.7 million medical members through the operation of health maintenance organizations and preferred provider organizations nationwide.